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Women-owned
Wine Shop

Wine Bar

410 Pearl St
New Albany, IN 47150
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Wine Shop is seeking investment to fund new projects & build an outdoor space.
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WINE SHOP, MORE THAN POPPIN' BOTTLES

Wine Shop was designed with the desire to create vibrant community spaces for residents to live, work & play. Wine Shop introduces our customers to new and exciting flavors in a welcoming and accessible space to try new things and find old favorites. It features local food and beverage distributors through strong community partnerships, while providing an international aesthetic and vibe.

Our tasting bar allows customers to try before they buy, plan their next great event, or just have a drink in the neighborhood.

Low risk, high reward, high joy shopping.

BRIEF HISTORY

Founded in 2022 by friends and partners Lauren VanCleave & Jason Searby, we have over 35 years of combined wine, spirits and hospitality and retail management experience. Our family owned business is managed by a small team of two to four employees all specializing in wine and beer tasting, education, and sales.

When Jason and his partner Robin moved to New Albany from Chicago the were frustrated with having to cross the bridge for wine and party needs, the friends decided to join together to bring their love of larger city boutique bodega experiences, and elevated but welcoming gathering spaces to New Albany.

New Albany is a great place to live, and our mission is to help grow a community ecosystem that encourages it's residence to stay when it's time to work and play.

SERVICES

Wine & beer shop with limited local bodega. Taste before you buy option with tasting cooler

Tasting Bar with rotating wine, beer, and non alcoholic beverage options

Chef Table for small groups of no more than 10 for private chef pop ups

Online store with delivery & wine subscription box that rotates monthly and brings customers in to taste, select & pick up their monthly box. Custom catered bar menus for home parties and event space located at 410 Pear Street

Community Partnerships with farmers market, restaurants, and startup small businesses for brick and mortar access without massive overhead (marketplace)

OPPORTUNITY

Wine Shop is looking to expand its current footprint into its covered loading dock to provide its community with a hidden gem of an outdoor dining space. Once used as the back stage of the New Albany Opera House, Wine Shop plans to provide all season access to this New Orleans inspired garden for guests to enjoy some fresh air while sipping wine, snacking on tapas, and listening to music. This space will also be dog friendly, and work in collaboration with the City of New Albany to expand their alley beautification initiative.

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THE OPPORTUNITY

New Albany has a strong food and beverage presence. New additions must have a vision and aesthetic as unique and diverse as the people who live here. A "hidden", New Orleans inspired patio garden is the next step is the perfect addition to the growing culture.

The Historic District of New Albany needs fun dining experiences with the addition of outdoor access.
More people are moving to downtown New Albany, and spaces need to offer places for residents to live work and play.
An curated outdoor experience that expands on the current success of the Wine Shop
Strong neighborhood partnerships and more space to activate them
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OUR LOCATION

New Albany is a great place to live, and our mission is to continue growing a community ecosystem that encourages its residents to stay and invest back into the community they live in when it's time to work and play.

Population size: 37,841
Population density: Spanning over 16 miles, New Albany has a population density of 2,423 people per square mile
Percentage of people over the age of 21: 72%
Current Demographics: Average Age 28-44
Top Cities to Visit Wine Shop: New Albany, Louisville, Chicago, New York
Wine Shop is within one block of 200 luxury apartments.
The AirB&B scene driving tourism in New Albany currently runs an 85% year round occupancy rate.
2024 Wine Shop will sit across from a boutique hotel and 20,000 event space.
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THE TEAM
Lauren VanCleave
Co-owner

Lauren VanCleave, is the daughter of three generations of local restaurant owners and a CEO of Louisville's first co-working space dedicated to growing the startup ecosystem in our city and bringing accessibility and equity into our startup community. Through this experience she earned her entrepreneurial stripes, learning lessons about scalability, fundraising, building a team, and an inspiring brand, but most importantly how to build community.

Lauren was just voted Southern Indiana Business 20 under 40

Jason Searby
Co-owner

Jason Searby, has over 15 years in launching, training, and operating high volume retail operations making him uniquely qualified and prepared for the work needed to build, open and sustain a successful business for the long haul.

PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Garage Door for Outdoor Space $10,000
Patio Construction & Materials $9,475

Permits & Fees $1,000

Furniture Fixtures & Equiptment $7,500

Mainvest Compensation $2,025

Total $30,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $335,521 $407,018 $645,506 $645,506 $578,700

Cost of Goods Sold $49,106 $49,056 $59,556 $59,556 $59,556

Gross Profit $286,415 $357,962 $585,950 $585,950 $519,144

EXPENSES

Rent $28,300 $25,200 $25,200 $25,200 $25,200

Payroll $60,000 $64,013 $92,154 $136,589 $145,218

Supplies & Equipment $2,700 $2,767 $2,836 $2,906 $2,400

Marketing & Advetising $10,000 $10,250 $10,506 $10,768 $9,250

Electricity, Utilities, Internet $9,500 $9,737 $9,980 $10,229 $11,760

Admin & General $40,000 $41,000 $42,025 $43,075 $34,861

Operating Profit $135,915 $204,995 $403,249 $357,183 $290,455

This information is provided by Wine Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Wine Shop Business Plan (2).pdf

5 Yr Projections.xlsx

Investment Round Status

Target Raise $30,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends March 31st, 2023

Summary of Terms

Legal Business Name Wine Shop, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Wine Shop has been operating since November 3, 2022 and has since achieved the following milestones:

Opened location in New Albany, Indiana

Achieved revenue of $24,000 in month 1, which not only broke even, but made a profit

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Wine Shop forecasts the following milestones:

Hire for the following positions by October, 2023: [Bartender, Food Runner, Bar Server]

Achieve $350,000 revenue per year by 2024

Achieve $100,00 profit per year by 2025

No operating history

Wine Shop was established in November, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wine Shop to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wine Shop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wine Shop's core business or the inability to compete successfully against the with other competitors could negatively affect Wine Shop's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wine Shop's management or vote on and/or influence any managerial decisions regarding Wine Shop. Furthermore, if the founders or other key personnel of Wine Shop were to leave Wine Shop or become unable to work, Wine Shop (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wine Shop and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wine Shop is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Wine Shop

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wine Shop's financial performance or ability to continue to operate. In the event Wine Shop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wine Shop nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wine Shop will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wine Shop is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wine Shop will carry some insurance, Wine Shop may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wine Shop could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wine Shop's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Wine Shop needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wine Shop or management), which is responsible for monitoring Wine Shop's compliance with the law. Wine Shop will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Wine Shop fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wine Shop, and the revenue of Wine Shop can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wine Shop to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Operating History

Wine Shop is a newly established entity and has no history for prospective investors to consider.

This information is provided by Wine Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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